EXHIBIT 99.1

For Immediate Release 21-42-TR	Date:	October 12, 2021

Teck Named to Forbes World’s Best Employers 2021 List

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) ("Teck”) has been named to the Forbes list of the World’s Best Employers 2021, an employee-driven ranking of multinational companies and institutions from 58 countries. This is the second year in a row that Teck has been named one of the World’s Best Employers by Forbes.

“Teck is privileged to have an exceptional workforce of skilled, dedicated and passionate people committed to responsibly providing the metals and minerals needed to build a better quality of life and making positive contributions to local communities,” said Don Lindsay, President and CEO. “We are committed to supporting the growth and development of our people and fostering a workplace where everyone is included and valued.”

Forbes and market research firm Statista selected the World’s Best Employers 2021 through an independent survey applied to a vast sample of approximately 150,000 employees from 58 countries working full or part time. The evaluation was based on direct and indirect recommendations from employees that were asked to rate their willingness to recommend their own employers to friends and family. Employee evaluations also included other employers in their respective industries that stood out either positively or negatively.

Teck has also been named as one of Canada’s Top 100 Employers by Mediacorp Canada’s Top Employers program for the past four years and one of Canada's Top Employers for Young People 2021.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact

Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com